Exhibit 5.1

September 23, 2009

The Board of Directors

First Financial Holdings, Inc.

34 Broad Street

Charleston, South Carolina 29401

Re:	Legal Opinion Regarding Validity of Securities Offered

Ladies and Gentlemen:

This opinion is furnished to you in connection with a Prospectus Supplement, dated September 23, 2009 (the “Prospectus Supplement”), to (i) a registration statement on Form S-3 (No. 333-154722) filed by First Financial Holdings, Inc. (“First Financial”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the sale by First Financial of 4,193,550 shares of its common stock, $0.01 par value per share (the “Common Stock”), and up to 629,032 additional shares of common stock to cover over-allotment, if any (collectively the 4,822,582 aggregate shares of Common Stock are referred to as the “Shares”). The Shares are being offered to the public by First Financial pursuant to an underwriting agreement, dated September 23, 2009 (the “Underwriting Agreement”), entered into by First Financial, Sandler O’Neill + Partners, L.P., as lead book-running manager of the offering, and Keefe Bruyette & Woods, Scott & Stringfellow and FIG Partners as co-managers.

In connection with this opinion, we have examined First Financial’s Amended and Restated Certificate of Incorporation, the minutes of all pertinent meetings of the board of directors of First Financial relating to the Registration Statements, the Prospectus Supplement, the Underwriting Agreement, and the transactions contemplated thereby; such other records of the corporate proceeding of First Financial and certificates of First Financial’s officers as we have deemed relevant; the Registration Statements and the exhibits thereto; the Prospectus Supplement; and the Underwriting Agreement.

In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon and relying solely upon the foregoing, we advise you that in our opinion, the Shares, when issued and delivered by First Financial against payment therefor as contemplated by the Underwriting Agreement, will be duly and validly issued, full paid and non-assessable shares of the Common Stock.

The Board of Directors

First Financial Holdings, Inc.

September 23, 2009

Our opinion set forth above is limited to the matter expressly set forth in this opinion letter. No opinion is to be implied or may be inferred beyond the matter expressly so stated. The opinion expressed herein is limited solely to the application of the General Corporation Law of the State of Delaware, and we express no opinion with respect to the laws of any other jurisdiction. The opinion expressed herein concerns only the effect of laws as now in effect and is rendered as of the date hereof. We undertake no, and hereby disclaim any, obligation to revise or supplement this opinion letter should any applicable law changes by legislative action, judicial decision, or otherwise after the date of this opinion letter, or if we become aware of any facts that might change the opinion expressed herein after the date of this opinion letter.

We hereby consent to the filing of this opinion with the Commission as an exhibit to a Current Report on Form 8-K and the Registration Statements in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act, and to the reference to this firm under the caption “Legal Matters” in the Prospectus Supplement as having passed upon the validity of the Shares. In giving such consent, we do not thereby admit that we are experts within the meaning of the Act.

Very truly yours,

/s/ BREYER & ASSOCIATES PC
BREYER & ASSOCIATES PC